EX-99.(12)(b)

Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax

August 7, 2026

Board of Trustees

Goldman Sachs Income Fund

Goldman Sachs Trust

71 South Wacker Drive

Chicago, Illinois 60606

Board of Trustees

Goldman Sachs Income ETF

Goldman Sachs ETF Trust

71 South Wacker Drive

Chicago, Illinois 60606

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain U.S. federal income tax consequences to Goldman Sachs Income Fund (the “Acquired Fund”), a separate series of Goldman Sachs Trust, a Delaware statutory trust (the “Acquired Fund Trust”), and to Goldman Sachs Income ETF (the “Acquiring Fund”), a separate series of the Goldman Sachs ETF Trust, a Delaware statutory trust (the “Acquiring Fund Trust”), and to the relevant holders (the “Acquired Fund Shareholders”) of shares of beneficial interest in the Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of all of the assets, as defined in the Agreement and Plan of Reorganization and Liquidation (the “Plan”) dated as of August 6, 2026, executed by the Acquiring Fund Trust on behalf of the Acquiring Fund and by the Acquired Fund Trust on behalf of the Acquired Fund, of the Acquired Fund (the “Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of the Acquired Fund’s liabilities as defined in the Plan (the “Liabilities”) by the Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by the Acquired Fund and cash in lieu of fractional Acquiring Fund Shares to the Acquired Fund Shareholders and cash to Cash-Out Shareholders (as defined in the Plan) in exchange for their Acquired Fund Shares in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Plan.

Goldman Sachs Income Fund Goldman Sachs Income ETF August 7, 2026 Page 2

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Registration Statement filed on Form N-14 in connection with the Reorganization, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund Trust on behalf of the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund Trust on behalf of the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.

The acquisition by the Acquiring Fund of all of the properties of the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all Liabilities of the Acquired Fund by the Acquiring Fund followed by the distribution by the Acquired Fund of Acquiring Fund Shares and cash in lieu of fractional Acquiring Fund Shares to the Acquired Fund Shareholders and cash to Cash-Out Shareholders in exchange for their Acquired Fund Shares in complete liquidation and termination of the Acquired Fund will constitute a “reorganization” within the meaning of section 368(a) of the Code. The Acquiring Fund and the Acquired Fund each will be “a party to a reorganization” within the meaning of section 368(b) of the Code.

2.

The Acquired Fund will not recognize gain or loss upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund in exchange solely for the assumption of all the Acquired Fund’s Liabilities and the Acquiring Fund Shares, except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code.

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3.	The Acquired Fund will not recognize gain or loss upon the distribution to the Acquired Fund Shareholders of the Acquiring Fund Shares received by the Acquired Fund in the Reorganization.

4.

The Acquiring Fund will recognize no gain or loss upon receiving the Assets of the Acquired Fund in exchange solely for the assumption of all Liabilities of the Acquired Fund and the issuance of the Acquiring Fund Shares.

5.

The Acquired Fund Shareholders will recognize no gain or loss upon receiving the Acquiring Fund Shares solely in exchange for the Acquired Fund Shares (except with respect to cash received in lieu of fractional shares, if any).

6.

The aggregate basis of the Acquiring Fund Shares received by an Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Fund Shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received).

7.

An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will include the holding period during which the Acquired Fund Shareholder held the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held the shares as a capital asset on the date of Reorganization.

8.	The tax basis of the Assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization.

9.	The holding period of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Acquired Fund.

10.	The Acquired Fund’s tax attributes enumerated in section 381(c) of the Code will be taken into account by the Acquiring Fund without limitation.

For avoidance of doubt, Acquired Fund Shareholders for this purpose refers to shareholders of the Acquired Fund who hold Acquired Fund Shares through a brokerage account that can accept Acquiring Fund Shares and does not include Cash-Out Shareholders.

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We express no opinion as to the U.S. federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the U.S. federal income tax consequences of the Reorganization to (1) the Acquired Fund with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code, (2) Cash-Out Shareholders of Acquired Fund whose investment is liquidated and who receive a distribution of cash equal to the net asset value of the Acquired Fund Shares held by them because such shareholders do not hold their Acquired Fund Shares through an account that can accept Acquiring Fund Shares on the date of the Reorganization, and (3) shareholders of Acquired Fund who hold their Acquired Fund Shares through a fund direct individual retirement account and whose Acquired Fund Shares are exchanged for the equivalent share class of Goldman Sachs Financial Square Government Fund.

Very truly yours,

/s/ Dechert LLP